1550 Wynkoop Street, 3rd Fl Denver, Colorado 80202 (303) 893-0012 Office (303) 893-6993 Fax summit-materials.com

VIA COURIER AND EDGAR

May 23, 2016

Re:	Summit Materials, Inc.
Summit Materials, LLC
Form 10-K for Fiscal Year Ended January 2, 2016
Filed February 22, 2016
File No. 1-36873
File No. 333-187556

Terence O’ Brien

Accounting Branch Chief

Office of Manufacturing and Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. O’Brien:

Summit Materials, Inc. (“Summit Inc.”) and Summit Materials, LLC (“Summit LLC,” and together with Summit Inc., the  “Companies,” “we” and “our”) are submitting the following responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 16, 2016, regarding the combined Annual Report on Form 10-K for the fiscal year ended January 2, 2016 (the “Form 10-K”) filed by the Companies on February 22, 2016.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that, except where otherwise indicated below, references to page numbers refer to the page numbers of the EDGAR-filed Form 10-K.

Explanatory Note, page 5

1.     In light of the fact that your Form 10-K is a combined annual report being filed for both Summit Material and Summit Materials, LLC, please consider presenting a diagram that depicts the ownership structure for these two registrants.

In response to the Staff’s comment, we will include a diagram in future filings on Form 10-K that depicts the ownership structure for the Companies.

Item 2. Properties, page 41

2.     Please tell us if you consider any of your properties with quarries or other mines to be individually material. If so, please refer to paragraph (b) Industry Guide 7 for information related to additional property disclosure. Please note that for the purpose of Industry Guide 7 property disclosure reporting we generally consider properties in excess of ten percent of total

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assets or total revenue from the point of mineral extraction to the point of significant product sale to be material.

1.     We respectfully advise the Staff that none of our 56 owned properties with quarries or other mines is individually material.  As of and for the fiscal year ended January 2, 2016, no single property contributed in excess of 10% of total assets or total revenue from the point of mineral extraction to the point of significant product sale. As disclosed in Note 6 (Property, Plant and Equipment, Net) to the consolidated financial statements for each of the Companies included in the Form 10-K, the value of land (mineral bearing) and asset retirement costs in the aggregate was approximately $142.6 million or approximately 6.0% of total assets. Accordingly, as of January 2, 2016, the value of any one individual property with a quarry or mine would be less than 6.0% of total assets, and therefore not considered material. The Companies’ gross revenue from aggregate sales from both leased and owned quarries or other mines in the year ended January 2, 2016 was approximately $0.3 billion, of which between 60% and 65% was generated from leased reserves, resulting in an estimated revenue from all of the quarries or other mines owned by the Companies of between approximately $0.11 and $0.12 billion, or approximately 7.9% to 8.6% of the Companies’ consolidated revenue of $1.4 billion. Accordingly, the revenue generated from any one individual property with a quarry or mine would be less than 8.6% in the year ended January 2, 2016, and therefore not considered material.

3.     We note your disclosure regarding your acquisition of a cement plant and quarry in Davenport, Iowa. Please forward to our engineer as supplemental information and not as part of your filing, your technical report that establishes the legal, technical, and economic feasibility of the materials designated as reserves for this operation, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

•	Property and geologic maps
•	Description of your sampling and assaying procedures
•	Drill-hole maps showing drill intercepts
•	Representative geologic cross-sections and drill logs
•	Description and examples of your cut-off calculation procedures
•	Cutoff grades used for each category of your reserves and resources
•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves
•	A detailed description of your procedures for estimating reserves
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule

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12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are providing the requested information on a CD (the “Supplemental CD”) under separate cover on a supplemental basis only. Pursuant to Rule 12b-4, we respectfully request that the Supplemental CD be returned to us upon completion of the Staff’s review thereof.  We have included a prepaid, pre-addressed shipping label to facilitate the return of the Supplemental CD.

Item 6. Selected Financial Data, page 49

4.     Please expand your disclosures for the ratio of earnings to fixed charges to disclose the amount of the deficiency for each ratio that is less than one-to-one here and in Exhibit 12.1. Please refer to Instruction 2(a) of Item 503(d) of Regulation S-K for guidance.

In response to the Staff’s comment, we will expand our disclosures for the ratio of earnings to fixed charges in future filings to include the amount of the deficiency for each ratio that is less than one-to-one.  For the years ended January 2, 2016, December 27, 2014, December 28, 2013 and December 29, 2012, our earnings were insufficient to cover fixed charges by $20.0 million, $14.0 million, $107.5 million and $51.0 million, respectively.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Operations, page 59

5.     We note that the percentage of aggregates supplied internally for your ready-mixed concrete and asphalt paving mixes significantly decreased from 80% for fiscal year 2014 to 26% for fiscal year 2015. Please provide a discussion as to why the internal use of aggregates significantly declined and how this change impacted your operating results.

We respectfully advise the Staff that our internal use of aggregates did not decline significantly between fiscal year 2014 and fiscal year 2015.  Rather, the 26% and 80% figures measure different uses of aggregates.  Namely, of the total aggregates sold in 2015, we used approximately 26% internally in our ready-mixed concrete and asphalt paving mixes (with the remaining 74% sold for other uses, principally to customers who did not make use of our paving and related services). Such internally sourced aggregates were used to cover approximately 80% of aggregates used in ready-mixed concrete and asphalt paving mixes installed for customers by our paving crews during fiscal 2015.  In response to the Staff’s comment, we intend to clarify our disclosure in future filings to more clearly delineate (x) the percentage of aggregates sold that we use internally from (y) the percentage of aggregates used in ready-mixed concrete and asphalt paving mix our paving crews install that are internally supplied.

Non-GAAP Performance Measures, page 59

6.     We note from your reconciliation of Operating Income (Loss) to Gross Profit that your Gross Profit and Gross Margin measures exclude depreciation, depletion, amortization and accretion. Please revise the titles of these measures to clearly indication that they do not include those costs. Refer by analogy to SAB Topic 11B.

In response to the Staff’s comment, we will revise the disclosure in the reconciliation tables of Operating Income (Loss) to Gross Profit in our future filings with the Commission to reflect that Gross Profit and Gross Margin exclude depreciation, depletion, amortization and accretion by

May 23, 2016

revising the respective titles to “Gross Profit (exclusive of items shown separately)” and “Gross Margin (exclusive of items shown separately)”.

Liquidity and Capital Resources, page 75

Cash Paid for Capital Expenditures, page 80

7.     Please disclose the amount of capital expenditures you anticipate spending for fiscal year 2016.

We respectfully advise the Staff that we disclosed estimated capital expenditures of between $150.0 million and $170.0 million for fiscal 2016 on page 37 of our Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2016.  In response to the Staff’s comment, we will also include similar disclosure in future Annual Reports on Form 10-K.

Consolidated Balance Sheets, page 91

Consolidated Statements of Changes in Redeemable Noncontrolling Interest and Stockholders’ Equity

8.     Please address the need to revise your line item and caption “Noncontrolling interest in Summit Inc.” to “Noncontrolling interest in Summit Holdings.”

In response to the Staff’s comment, we will revise our line item and caption “Noncontrolling interest in Summit Materials, Inc.” to “Noncontrolling interest in Summit Holdings” where applicable in future filings with the Commission.

(1) Summary of Organization and Significant Accounting Policies, page 97

9.     Please expand your disclosures to provide the material terms of the Class B common stock.

In response to the Staff’s comment, we will expand our disclosures in the “Summary of Organization and Significant Accounting Policies” footnote to the consolidated financial statements of Summit Inc. included in Part II, Item 8 and of Summit LLC included in Exhibit 99.1 of future Annual Reports on Form 10-K by adding the underlined language below that describes the material terms of the Class B common stock:

Initial Public Offering—Summit Inc. commenced operations on March 11, 2015 upon the pricing of the initial public offering of its Class A common stock (“IPO”). Summit Inc. raised $433.0 million, net of underwriting discounts, through the issuance of 25,555,555 shares of Class A common stock at a public offering price of $18.00 per share. Summit Inc. used the offering proceeds to purchase a number of newly-issued Class A Units (“LP Units”) from Summit Holdings equal to the number of shares of Class A common stock issued to the public. Summit Inc. caused Summit Holdings to use these proceeds: (i) to redeem $288.2 million in aggregate principal amount of outstanding 10 1⁄2% senior notes due January 31, 2020 (“2020 Notes”); (ii) to purchase 71,428,571 Class B Units of Continental Cement Company, L.L.C. (“Continental Cement”); (iii) to pay a one-time termination fee of $13.8 million primarily to affiliates of the Sponsors in connection with the termination of a transaction and management fee agreement; and (iv) for general corporate purposes. The $288.2 million redemption of 2020 Notes was completed at a redemption price equal to par plus an applicable premium of $38.2 million and $5.2 million of accrued and unpaid interest.

In connection with the IPO, Summit Inc. issued 69,007,297 shares of its Class B common stock to Summit Owner Holdco LLC (“Summit Owner Holdco”), a Delaware limited liability company owned by certain of our pre-IPO owners and the former holders of Class B Units of Continental Cement.  The Class B common stock entitles Summit

May 23, 2016

Owner Holdco, without regard to the number of shares of Class B common stock held by it, to a number of votes that is equal to the aggregate number of LP Units held by all limited partners of Summit Holdings (excluding Summit Inc.) as of the consummation of the IPO and their respective successors and assigns on or after the IPO (the “Initial LP Units”) less the aggregate number of such Initial LP Units that, after the IPO, have been transferred to Summit Inc. in accordance with the exchange agreement, are forfeited in accordance with agreements governing unvested Initial LP Units or are held by a holder other than Summit Owner Holdco together with a share of Class B common stock (or fraction thereof) and entitle each other holder of Class B common stock, without regard to the number of shares of Class B common stock held by such other holder, to a number of votes that is equal to the number of LP Units held by such holder. The Class B common stock does not participate in dividends and does not have any liquidation rights.

Inventories, page 99

10.  We note that you have changed your accounting policy for stripping costs to be recognized in cost of revenue as incurred rather than in the same period as the revenue from the sale of the inventory. Please address each of the following for this change in accounting principle:

•	How this change in accounting policy for stripping costs complies with the guidance in ASC 930-330-25-1;
•	When you changed your accounting policy;
•	How you accounted for this change in accounting policy;
•	How you complied with the guidance in ASC 250-10-45-1 through 45-16; and
•	Why you did not request your auditors to provide you with a preference letter to be filed as an Exhibit to the periodic report covering the period in which the change in accounting policy was made.

We respectfully advise the Staff that we have not changed our accounting policy for stripping costs and that the changes to our disclosure were merely to clarify the existing accounting policy, which requires stripping costs to be recognized as a cost of current production and, therefore, as a component of the cost of any inventory extracted from the mine and held at period end. In response to the Staff’s comment, we will revise our disclosures in the “Summary of Organization and Significant Accounting Policies” footnote to the consolidated financial statements of each of the Companies in future Annual Reports on Form 10-K consistent with the language above.

Property, Plant and Equipment, net, page 99

11.  Please provide a more specific accounting policy for your depletion of your mining assets. In this regard, it is unclear what you mean by economic usage and what measurement you are using to determine usage. Please also clarify what you mean by “utilization of the asset” as it relates to the amortization of landfill airspace.

In response to the Staff’s comment, we will amend our disclosures in the “Summary of Organization and Significant Accounting Policies” footnote to the consolidated financial statements of each of the Companies in future Annual Reports on Form 10-K by adding the underlined language below that (i) provides a more specific accounting policy for the depletion of our mining assets and (ii) clarifies the meaning (a) of economic usage and the measurement used to determine usage and (b) “utilization of the asset” as it relates to the amortization of landfill airspace:

May 23, 2016

Property, Plant and Equipment, net—Property, plant and equipment are recorded at cost, less accumulated depreciation, depletion and amortization. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially expand productive capacity or extend the life of property, plant and equipment are expensed as incurred.

Landfill airspace is included in property, plant and equipment at cost and is amortized based on the portion of the airspace used during the period compared to the initial estimate of available airspace. Management reassesses the landfill airspace capacity with any changes in value recorded in cost of revenue. Capitalized landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs.

Upon disposal of an asset, the cost and related accumulated depreciation are removed from the Company’s accounts and any gain or loss is included in general and administrative expenses.

Depreciation on property, plant and equipment, including assets subject to capital leases, is generally computed on a straight-line basis over the estimated useful life of the asset. Depletion of mineral reserves is computed based on the portion of the reserves used during the period compared to the initial estimate of proven and probable reserves. The estimated useful lives are generally as follows:

(2) Acquisitions, page 105

12.  We note that you used $397.9 million of cash during fiscal year 2014 for acquisitions. Please expand your disclosures to provide the information required by ASC 805 for acquisitions completed during each period presented. Please refer to ASC 805-10-50-1 for guidance.

We respectfully submit to the Staff that pursuant to ASC 805 an acquirer is required to disclose information that enables users of its financial statements to evaluate the nature and financial effect of a business combination that occurs either during the current reporting period or subsequent to the reporting date but before the financial statements are issued or are available to be issued. As the acquisitions were completed in 2014 during prior reporting periods, we believe that we were not required to provide the information required by ASC 805. However, the information required by ASC 805 related to the 2014 acquisitions was included in Note 2, Acquisitions, of Summit Inc.’s prospectus filed pursuant to Rule 424(b)(4) on August 7, 2015 and Summit LLC’s Annual Report on Form 10-K for the fiscal year ended December 27, 2014 filed on February 23, 2015.

13.  Please provide the disclosure required by ASC 805-30-50-1.a. for the goodwill recognized from the Davenport acquisition, as goodwill is 37.9% of the purchase price.

We respectfully advise the Staff that we provide the disclosure required by ASC 805-30-50-1.a. for the goodwill recognized from the Davenport acquisition under “Goodwill” in the “Summary of Organization and Significant Accounting Policies” footnote to the consolidated financial statements of Summit Inc. included in Part II, Item 8 and of Summit LLC included in Exhibit 99.1 of the Form 10-K, where we disclose that “Goodwill recorded in connection with the Company’s acquisitions is primarily attributable to the expected profitability, assembled workforces of the acquired businesses and the synergies expected to arise after the Company’s acquisition of those businesses.”

May 23, 2016

14.  Please provide us with your calculations of the significance tests prepared in accordance with Article 1-02(w) of Regulation S-X for each of your completed acquisitions subsequent to July 2015 through the present.

Subsequent to July 2015 through the present, we have completed five acquisitions: (i) LeGrand Johnson Construction Co. (“LeGrand”) on August 21, 2015; (ii) Pelican Asphalt Company, LLC (“Pelican”) on December 11, 2015; (iii) American Materials Company (“AMC”) on February 5, 2016; (iv) Boxley Materials Company (“Boxley”) on March 18, 2016; and (v) Sierra Ready Mix, LLC (“Sierra”) on April 29, 2016.  Our calculations of the significance tests for each of these acquisitions are below.

LeGrand (August 21, 2015)

•	Asset Test – 3.3%

(LeGrand assets of $57 million divided by $1,713 million of Summit Inc. or Summit LLC assets as of December 27, 2014)

•	Investment Test – 2.6%

($45 million of aggregate consideration transferred for the purchase of LeGrand divided by $1,713 million of Summit Inc. or Summit LLC assets as of December 27, 2014)

•	Income Test – 7.3%

($1 million 2014 pre-tax earnings for LeGrand divided by $(13.34) million 2014 pre-tax loss for Summit Inc. and Summit LLC)

Pelican (December 11, 2015)

•	Asset Test – 0.3%

(Pelican assets of $5 million divided by $1,713 million of Summit Inc. or Summit LLC assets as of December 27, 2014)

•	Investment Test – 0.3%

($5 million of aggregate consideration transferred for the purchase of Pelican divided by $1,713 million of Summit Inc. or Summit LLC assets as of December 27, 2014)

•	Income Test – 0.1%

($0.01 million 2014 pre-tax earnings for Pelican divided by $(13.34) million 2014 pre-tax loss for Summit Inc. and Summit LLC)

AMC (February 5, 2016)

•	Asset Test – 0.3%

(AMC assets of $7 million divided by $2,396 million of Summit Inc. assets or $2,395 million of Summit LLC assets as of January 2, 2016)

•	Investment Test – 1.8%

($42 million of aggregate consideration transferred for the purchase of AMC divided by $2,396 million of Summit Inc. assets or $2,395 million of Summit LLC assets as of January 2, 2016)

•	Income Test – (5.2)% for Summit Inc. and (5.5)% for Summit LLC

($1.0 million 2015 pre-tax earnings for AMC divided by $(19.19) million 2015 pre-tax loss for Summit Inc. or $(18.32) million pre-tax loss for Summit LLC)

Boxley (March 18, 2016)

•	Asset Test – 4.5% for Summit Inc. and 4.6% for Summit LLC

(Boxley assets of $109 million divided by $2,396 million of Summit Inc. assets or $2,395 million of Summit LLC assets as of January 2, 2016)

May 23, 2016

•	Investment Test – 8.8%

($210 million of aggregate consideration transferred for the purchase of Boxley divided by $2,396 million of Summit Inc. assets or $2,395 million of Summit LLC assets as of January 2, 2016)

•	Income Test – 18.6% for Summit Inc. and 19.5% for Summit LLC

($(3.58) million 2015 pre-tax loss for Boxley divided by $(19.19) million 2015 pre-tax loss for Summit Inc. or $(18.32) million pre-tax loss for Summit LLC)

Sierra (April 29, 2016)

•	Asset Test – 0.5%

(Sierra assets of $12 million divided by $2,396 million of Summit Inc. assets or $2,395 million of Summit LLC assets as of January 2, 2016)

•	Investment Test – 1.7%

($40 million of aggregate consideration transferred for the purchase of Sierra divided by $2,396 million of Summit Inc. assets or $2,395 million of Summit LLC assets as of January 2, 2016)

•	Income Test – (18.3)% for Summit Inc. and (19.2)% for Summit LLC

($3.51 million 2015 pre-tax earnings for Sierra divided by $(19.19) million 2015 pre-tax loss for Summit Inc. or $(18.32) million pre-tax loss for Summit LLC)

(10) Income Taxes, page 111

15.  We note that of your $263.8 million valuation allowance as of January 2, 2016, $249.4 million was recorded in connection with the deferred tax assets recognized as a result of your purchase of 18,675,000 LP units. Please explain why the remaining $14.4 million valuation allowance did not impact your effective tax rate for fiscal year 2015.

In response to the Staff’s comment, we respectfully submit that the remaining $14.4 million valuation allowance did impact the effective tax rate for fiscal year 2015 and is reported in the “Less: Income tax (benefit) expense at federal statutory tax rate for LLC entities” line of the rate reconciliation. We believe that this amount is not material for separate disclosure as compared to the financial statements as a whole. However, we can classify it in the valuation allowance line item of the rate reconciliation in subsequent filings.

(21) Segment Information, page 125

16.  Please revise your presentation of revenues by reportable segment to separately present revenues from external customers and revenues from transactions with other reportable segments in accordance with ASC 280-10-50-22.

ASC 280-10-50-22 requires, among other things, disclosure of “revenues from transactions with other operating segments of the same public entity” if the specified amounts are included in the measure of segment profit or loss reviewed by the operating decision maker are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss.

We respectfully submit to the Staff that our revenue from transactions between segments is immaterial to our operations as it accounted for only $6.9 million of our total revenue for fiscal 2015 and therefore was not included in the measure of segment profit or loss reviewed by our operating decision maker. Accordingly, we do not consider disclosure under the guidance in ASC 280-10-50-22 warranted.

May 23, 2016

In future filings, should our intercompany revenues represent an increased percentage of our total revenues and be included in the measure of segment profit or loss reviewed by our operating decision maker, in accordance with ASC 280-10-50-22, we will provide any required disclosures. In addition, in future filings we will revise our presentation to include a footnote clarifying that intercompany sales are immaterial and that the presentation only reflects sales to external customers.

17.  Please revise your presentation of revenue by product and services to disclose the amount of revenue from external customers. If you believe it is impractical to provide this information, please provide us with a detailed explanation as to why and revise your disclosure to state this. Please refer to ASC 280-10-50-40 for guidance.

We acknowledge the Staff’s comment and advise that the guidance and requirements within ASC 280-10-50-40 were considered in preparing the related financial statement disclosures.

We respectfully submit to the Staff that as a vertically integrated business we sell a significant portion of our products  internally before they are sold to a third party customer. We therefore believe that showing sales on a combined basis, to include both internal and external sales, provides our investors a more accurate picture of the volume of sales by line of business. We believe that differentiating between sales to internal and external customers could be misleading to users of our financial statements in assessing the contribution of each line of business to the companies’ consolidated results. For example, external sales to customers of aggregates to ready-mixed concrete would not capture aggregates to ready-mixed concrete purchased by external customers through the sale of ready-mixed concrete. In addition, one of the most important factors management uses in running the business is analyzing gross sales by lines of business. Finally, as part of our quarterly earnings release, we reconcile gross revenue to the amount net of intercompany sales so that users of our financial statements have access to the amount of total revenue from external customers for each line of business in compliance with ASC 280-10-50-40.

In future filings, we will revise our presentation of revenue by product and services to disclose the amount of revenue from external customers.

Exhibit 99.1

(21) Senior Notes’ Guarantor and Non-Guarantor Financial Information, page 33

18.  We note that prior to March 27, 2015, Continental Cement was not 100% owned and is a guarantor of debt registered beginning on June 10, 2013. Article 3-10 of Regulation S-X, requires financial statements and MD&A for those issuers and/or guarantor subsidiaries that do not meet all of the conditions listed in the exception paragraphs, which would include being 100% owned by the parent, in registration statements, Forms 10-K and Forms 10-Q. Please tell us why you have not provided the required financial statements and MD&A for Continental Cement in any of your periodic reports, which include periods prior to the parent obtaining 100% ownership in Continental Cement. Please note that any waiver requests for relief from the requirements of Article 3-10 of Regulation S-X should be made to the Division of Corporation Finance’s Office of Chief Accountant.

We acknowledge the Staff’s comment and advise that the required financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for Continental Cement have been available to the Companies’ investors through their inclusion in each of Summit Materials’ Registration Statements on Form S-4 (File Nos. 333-187556 and 333-198983), and Continental Cement’s periodic reports filed with the Commission,

May 23, 2016

through June 18, 2015 when Continental Cement filed a Form 15 terminating its Exchange Act reporting obligations as a result of becoming 100% owned by us on March 17, 2015.  In addition, we respectfully submit that we believe our disclosure has been consistent with the relief granted by the Office of Chief Counsel of the Division of Corporation Finance on March 20, 2013 (available at: http://www.sec.gov/divisions/corpfin/cf-noaction/2013/summitmaterials-032013-13.htm).

19.   Please revise your disclosures to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(1) of Regulation S-X, if correct. Please note that “wholly-owned” has a different meaning than 100% owned per Article 1-02(aa) of Regulation S-X.

In response to the Staff’s comment, we will revise disclosures in future filings with the Commission to clarify that all of the guarantor subsidiaries are 100% owned as defined in Article 3-10(h)(1) of Regulation S-X.

20.  We note that the parent company, Summit Materials, LLC, and the finance subsidiary, Summit Materials Finance Corp. (Finance Corp), issued the 2020 Notes and the 2023 Notes. Please revise your disclosures to clarify, if true, that Finance Corp has no assets or operations. Otherwise, provide us with a comprehensive explanation as to how you determined your current presentation of presenting one column for the parent and Finance Corp complies with the presentation requirements in Article 3-10(i) of Regulation S-K.

We respectfully confirm that Summit Materials Finance Corp. does not and will not have any assets or operations other than as may be incidental to its activities as a co-issuer of the senior notes and other indebtedness.

***

At the request of the Staff, each of the Companies hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (303) 515-5165 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

May 23, 2016

Very truly yours,

SUMMIT MATERIALS, INC.
SUMMIT MATERIALS, LLC

/s/ Brian J. Harris
Brian J. Harris
Chief Financial Officer

cc:	Securities and Exchange Commission
Tracey Houser
Jeanne Baker

cc:	Summit Materials, Inc.
Anne Lee Benedict
Jennifer Bradbury